東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

05009194

8th June, 2005

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- **Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")**

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 7th June, 2005.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

China Daily 8 June 2005, Wednesday Announcement 9

SEC FILE NO. 82-3735

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 16 June, 7 July and 11 August 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004, the filing by the Group of a petition for the winding-up of PEHL to the High Court on 7 July 2004 and the issue of an order by the High Court on 11 August 2004 to wind up PEHL under the provisions of the Companies Ordinance respectively.

On 23 May 2005, the High Court granted an order appointing Mr. Desmond Chung Seng Chiong and Mr. Roderick John Sutton, both of Ferrier Hodgson Limited, as the joint and several liquidators of PEHL and ordered that a committee of inspection be appointed in the winding-up of PEHL.

The Board does not expect any material adverse impact on the Group arising from the winding-up and the appointment of the joint and several liquidators of PEHL.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

APPOINTMENT OF JOINT AND SEVERAL LIQUIDATORS OF PEHL

Reference is made to the announcement of the Company dated 16 June, 7 July and 11 August 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004, the filing by the Group of a petition for the winding-up of PEHL to the High Court on 7 July 2004 and the issue of an order by the High Court on 11 August 2004 to wind up PEHL under the provisions of the Companies Ordinance respectively.

On 23 May 2005, the High Court granted an order appointing Mr. Desmond Chung Seng Chiong and Mr. Roderick John Sutton, both of Ferrier Hodgson Limited, as the joint and several liquidators of PEHL and ordered that a committee of inspection be appointed in the winding-up of PEHL.

PEHL had incurred losses since the year ended 31 December 1998 and had been in a net liability position since the year ended 31 December 2002. The Group has made provision for the investment in PEHL since the year ended 31 December 1999 and such investment has already been fully provided for in the consolidated accounts of the Group for the year ended 31 December 2002. On this basis, the Board does not expect any material adverse impact on the Group arising from the winding-up and the appointment of the joint and several liquidators of PEHL.

INFORMATION ON PEHL AND ITS SUBSIDIARIES

As stated in the announcements of the Company dated 16 June 2004 and 7 July 2004, the Company holds a 51% indirect beneficial interest in PEHL, and the remaining 49% equity interest of PEHL is held by Polyrich Profits Limited which, as far as the Company is aware, is wholly owned by Mr. Leung. Mr. Leung is also a director of PEHL.

For further details of PEHL and its subsidiaries, please refer to the Company's announcement dated 16 June 2004 and in particular, the section entitled "INFORMATION ON THE POLYCROWN GROUP".

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Board"	the board of directors (including the independent non-executive directors) of the Company
"Companies Ordinance"	Companies Ordinance (Chapter 32, Laws of Hong Kong)
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"High Court"	the High Court of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Mr. Leung"	Mr. Leung Pok Ching
"PEHL"	Polycrown Engineering (Holdings) Limited, an indirect 51%-owned subsidiary of the Company

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 7 June 2005

香港商報 2005年6月8日 星期三 A10

SEC FILE NO. 82-3735

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

公佈

諸此提述本公司日期分別為二零零四年六月十六日、七月七日及八月十一日分別有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函、於二零零四年七月七日向高等法院提交將PEHL清盤之呈請及高等法院於二零零四年八月十一日頒令按照公司條例項下之條文將PEHL清盤之公佈。

於二零零五年五月二十三日，高等法院頒令委任富理誠有限公司之蔣宗森先生及Roderick John Sutton先生為PEHL之聯席及個別清盤人和頒令就PEHL之清盤委任審查委員會。

董事會不預期PEHL清盤及委任聯席及個別清盤人會對本集團造成任何重大不良影響。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

委任PEHL之聯席及個別清盤人

諸此提述本公司日期分別為二零零四年六月十六日、七月七日及八月十一日分別有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函、於二零零四年七月七日向高等法院提交將PEHL清盤之呈請及高等法院於二零零四年八月十一日頒令按照公司條例項下之條文將PEHL清盤之公佈。

於二零零五年五月二十三日，高等法院頒令委任富理誠有限公司之蔣宗森先生及Roderick John Sutton先生為PEHL之聯席及個別清盤人和頒令就PEHL之清盤委任審查委員會。

PEHL自截至一九九八年十二月三十一日止年度以來均錄得虧損，並自截至二零零二年十二月三十一日止年度起一直處於淨負債狀況。本集團自截至一九九九年十二月三十一日止年度起已就於PEHL之投資作出撥備，而該投資已於本集團截至二零零二年十二月三十一日止年度之綜合帳目內作出全數撥備。有鑒於此，董事會不預期PEHL清盤及委任聯席及個別清盤人會對本集團造成任何重大不良影響。

PEHL及其附屬公司資料

誠如本公司日期為二零零四年六月十六日及二零零四年七月七日之公佈所載述，本公司間接持有PEHL 51%股權，PEHL餘下之49%股權由Polyrich Profits Limited持有，據本公司所知，其為由梁先生全資擁有之公司。梁先生亦為PEHL之董事。

有關PEHL及其附屬公司之進一步詳情，請參閱本公司日期為二零零四年六月十六日之公佈，特別是標題為「多利加集團資料」之部份。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、闕西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「董事會」	指	本公司董事會(包括獨立非執行董事)
「公司條例」	指	公司條例(香港法例第32章)
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「本集團」	指	本公司及其附屬公司
「高等法院」	指	香港高等法院
「香港」	指	中華人民共和國香港特別行政區
「梁先生」	指	梁博程先生
「PEHL」	指	Polycrown Engineering (Holdings) Limited，其為本公司間接持有51%之附屬公司

承董事會命
董事總經理
王幸東

香港，二零零四年六月七日

* *僅供識別*